                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                                    Exhibit Index is on Page 19

For the fiscal year ended December 31, 1996

Commission file number 0-6879



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                      MERIDIAN BANCORP, INC. SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                           CORESTATES FINANCIAL CORP
                               Centre Square West
                               1500 Market Street
                            Philadelphia, PA  19101

                             REQUIRED INFORMATION

The following financial statements and exhibits are filed as part of this report:

     (a)   Item 4 Financial Statements

                Report of Independent Auditors

                Statement of Net Assets Available for Benefits, with Fund Information, January 1, 1997 and December
                31, 1996

                Statement of Net Assets Available for Benefits, with Fund Information, December 31, 1995

                Statement of Changes in Net Assets Available for Benefits, with Fund Information, one-day period ended January 1, 1997

                Statement of Changes in Net Assets Available for Benefits, with Fund Information, December 31, 1996

                Statement of Changes in Net Assets Available for Benefits, with Fund Information, December 31, 1995

                Notes to Financial Statements

                Supplemental Schedules

                Line 27a -- Assets held for Investment Purposes as of December 31, 1996

                Line 27d -- Reportable Transactions, year ended
                December 31, 1996 and one-day period ended January 1, 1997

     SIGNATURE

     (b)   EXHIBIT INDEX

     (c)   Exhibit 23(a) - Consent of Independent Auditors

     (D)   Exhibit 23(b) - Consent of Certified Public Accountants


Financial statements schedules not included with this report have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                             Financial Statements
                          and Supplemental Schedules


                            Meridian Bancorp, Inc.
                                 Savings Plan


                One-day period ended January 1, 1997 and years
                       ended December 31, 1996 and 1995
                      with Report of Independent Auditors

                            Meridian Bancorp, Inc.
                                 Savings Plan

                             Financial Statements
                          and Supplemental Schedules

                        One-day period ended January 1,
                       1997 and years ended December 31,
                                1996 and 1995,


                                   Contents

Report of Independent Auditors.................................................1

Audited Financial Statements

Statement of Net Assets Available for Benefits, with Fund Information,
  January 1, 1997 and December 31, 1996........................................2
Statement of Net Assets Available for Benefits, with Fund Information,
  December 31, 1995............................................................3
Statement of Changes in Net Assets Available for Benefits,
  with Fund Information, one-day period ended January 1, 1997..................4
Statement of Changes in Net Assets Available for Benefits,
  with Fund Information, December 31, 1996.....................................5
Statement of Changes in Net Assets Available for Benefits,
  with Fund Information, December 31, 1995.....................................6
Notes to Financial Statements..................................................7

Supplemental Schedules

Line 27a--Assets Held for Investment Purposes as of December 31, 1996.........15
Line 27d--Reportable Transactions, year ended December 31, 1996 and one-day period ended January 1, 1997........................................16


                         Report of Independent Auditors

To the Board of Directors
CoreStates Financial Corp

We have audited the accompanying statements of net assets available for benefits of the Meridian Bancorp, Inc. Savings Plan (the Plan) as of January 1, 1997 and December 31, 1996, and the related statements of changes in net assets available for benefits for the one-day period and year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 1995 were audited by other auditors whose report, dated May 16, 1996, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 1, 1997 and December 31, 1996 and the changes in net assets available for benefits for the one-day period and year then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of January 1, 1997 and December 31, 1996 and reportable transactions for the one-day period and year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements as indicated above and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP
June 13, 1997
Philadelphia, Pennsylvania

                            Meridian Bancorp, Inc.
                                 Savings Plan

     Statement of Net Assets Available for Benefits, with Fund Information

                     December 31, 1996 and January 1, 1997


                                                              Balance at                               1996
                                                           January 1, 1997  --------------------------------------------------------
                                                                               Total          Fund A        Fund B          Fund C
                                                        ----------------------------------------------------------------------------
Assets
Cash and cash equivalents                                  $        --     $    171,966   $       --     $     42,864   $       --

Investments, at fair value (cost $122,078,461):
    CoreStates Financial Corp common stock                          --       94,795,107           --             --       94,795,107
    Short-term investments                                          --       31,789,599        291,026     27,541,440         79,544
    Mutual funds                                                    --       56,329,971     48,298,206           --             --
    Common stock                                                    --          243,580        243,580           --             --
    American depository receipts                                    --            5,231          5,231           --             --
    Employee loans                                                  --        8,315,062           --             --             --
                                                        ----------------------------------------------------------------------------
Total investments                                                   --      191,478,550     48,838,043     27,541,440     94,874,651

Receivables:
    Contribution receivable                                         --        1,623,391        560,706        282,566        604,929
    Accrued investment income                                       --        1,024,411         92,100           --          886,868
                                                        ----------------------------------------------------------------------------
Total assets                                                        --      194,298,318     49,490,849     27,866,870     96,366,448

Liabilities
Overdrafts                                                          --          420,563        264,774           --           78,554
                                                        ----------------------------------------------------------------------------
Total liabilities                                                   --          420,563        264,774           --           78,554
                                                        ----------------------------------------------------------------------------
Net assets available for Plan benefits                     $        --     $193,877,755   $ 49,226,075   $ 27,866,870   $ 96,287,894
                                                        ============================================================================

                                                                                                 1996
                                                        ----------------------------------------------------------------------------
                                                                                                             Segregated    Rollover
                                                                                             Contribution     Payment   Contribution
                                                                 Fund D       Loan Fund          Fund           Fund        Fund
                                                        ----------------------------------------------------------------------------
Cash and cash equivalents                                     $     --       $     --       $     --       $  128,653     $      449

Investments, at fair value (cost $130,388,666):
    CoreStates Financial Corp common stock                          --             --             --             --             --
    Short-term investments                                        69,019        765,394      1,873,849      1,062,206        107,121
    Mutual funds                                               8,031,765           --             --             --             --
    Common stock                                                    --             --             --             --             --
    American depository receipts                                    --             --             --             --             --
    Employee loans                                                  --        8,315,062           --             --             --
                                                        ----------------------------------------------------------------------------
Total investments                                              8,100,784      9,080,456      1,873,849      1,062,206        107,121

Receivables:
    Contribution receivable                                      122,132           --           53,058           --             --
    Accrued investment income                                     43,935          1,508           --             --             --
                                                        ----------------------------------------------------------------------------
Total assets                                                   8,266,851      9,081,964      1,926,907      1,190,859        107,570

Liabilities
Overdrafts                                                        59,590         17,034            611           --             --
                                                        ----------------------------------------------------------------------------
Total liabilities                                                 59,590         17,034            611           --             --
                                                        ----------------------------------------------------------------------------
Net assets available for Plan benefits                        $8,207,261     $9,064,930     $1,926,296     $1,190,859     $  107,570
                                                        ============================================================================




See accompanying notes.

                            Meridian Bancorp, Inc.
                                 Savings Plan

     Statement of Net Assets Available for Benefits, with Fund Information

                               December 31, 1995




                                                               Total           Fund A        Fund B         Fund C          Fund D
                                                            ------------------------------------------------------------------------
Assets
Cash and cash equivalents                                   $  1,039,333   $      4,971   $  1,007,867   $       --     $     26,430

Investments, at fair value (cost $132,601,926):
    Meridian Bancorp, Inc. common stock                       91,641,939           --             --       91,641,939           --
    Corporate bonds                                                 --             --             --             --             --
    Short-term investments                                    26,667,625          2,618     22,609,812        103,029         13,611
    U.S. Government securities                                 4,992,800           --        4,992,800           --             --
    Mutual funds                                              53,039,687     44,082,891           --             --        8,956,796
    Common stock                                                 270,127        270,127           --             --             --
    American depository receipts                                   3,779          3,779           --             --             --
    Employee loans                                            11,467,707           --             --             --             --
                                                            ------------------------------------------------------------------------
Total investments                                            188,083,664     44,359,415     27,602,612     91,744,968      8,970,407

Receivables:
    Employer contribution receivable                           1,253,676        407,567        261,281        477,650        107,178
    Accrued investment income                                    277,370            205        197,279          1,210            142
                                                            ------------------------------------------------------------------------
Total assets                                                 190,654,043     44,772,158     29,069,039     92,223,828      9,104,157

Liabilities
Overdrafts                                                       175,498           --             --           75,299           --
                                                            ------------------------------------------------------------------------
Total liabilities                                                175,498           --             --           75,299           --
                                                            ------------------------------------------------------------------------
Net assets available for Plan benefits                      $190,478,545   $ 44,772,158   $ 29,069,039   $ 92,148,529   $  9,104,157
                                                            ========================================================================



                                                                                                          Segregated     Rollover
                                                                                      Contribution         Payment     Contribution
                                                                       Loan Fund         Fund               Fund           Fund
                                                                   -----------------------------------------------------------------
Assets
Cash and cash equivalents                                          $      --         $      --         $      --         $        65

Investments, at fair value (cost $132,601,926):
    Meridian Bancorp, Inc. common stock                                   --                --                --                --
    Corporate bonds                                                       --                --                --                --
    Short-term investments                                             982,092         1,708,882         1,223,263            24,318
    U.S. Government securities                                            --                --                --                --
    Mutual funds                                                          --                --                --                --
    Common stock                                                          --                --                --                --
    American depository receipts                                          --                --                --                --
    Employee loans                                                  11,467,707              --                --                --
                                                                   -----------------------------------------------------------------
Total investments                                                   12,449,799         1,708,882         1,223,263            24,318

Receivables:
    Employer contribution receivable                                      --                --                --                --
    Accrued investment income                                           68,910             6,413             3,103               108
                                                                   -----------------------------------------------------------------
Total assets                                                        12,518,709         1,715,295         1,226,366            24,491

Liabilities
Overdrafts                                                              44,586            55,613              --                --
                                                                   -----------------------------------------------------------------
Total liabilities                                                       44,586            55,613              --                --
                                                                   -----------------------------------------------------------------
Net assets available for Plan benefits                             $12,474,123       $ 1,659,682       $ 1,226,366       $    24,491
                                                                   =================================================================



See accompanying notes.

                            Meridian Bancorp, Inc.
                                 Savings Plan

    Statements of Changes in Net Assets Available for Benefits, with Fund
                                  Information

                     One-day period ended January 1, 1997


                                                      Total             Fund A           Fund B          Fund C          Fund D
                                                   --------------------------------------------------------------------------------
Net assets available for Plan benefits
    at beginning of period                         $ 193,877,755    $  49,226,075    $  27,866,870    $  96,287,894   $   8,207,261
Transfer of assets                                  (193,877,755)     (49,226,075)     (27,866,870)     (96,287,894)     (8,207,261)
                                                   --------------------------------------------------------------------------------
Net assets available for Plan benefits at end of
    period                                         $        --      $        --      $        --      $        --     $        --
                                                   ================================================================================


                                                                                                Segregated           Rollover
                                                                                Contribution      Payment         Contribution
                                                              Loan Fund            Fund            Fund               Fund
                                                   ---------------------------------------------------------------------------
Net assets available for Plan benefits
    at beginning of period                                   $ 9,064,930       $ 1,926,296       $ 1,190,859       $   107,570
Transfer of assets                                            (9,064,930)       (1,926,296)       (1,190,859)         (107,570)
                                                   ---------------------------------------------------------------------------
Net assets available for Plan benefits at end of
    period                                                   $      --         $      --         $      --         $      --
                                                   ===========================================================================



See accompanying notes.

                            Meridian Bancorp, Inc.
                                 Savings Plan

         Statements of Changes in Net Assets Available for Benefits,
                             with Fund Information

                               December 31, 1996

                                                          Total           Fund A         Fund B          Fund C       Fund D
                                                    --------------------------------------------------------------------------------
Contributions:
    Employer                                          $   5,791,764  $   1,513,542  $     840,037  $   1,701,385  $     355,645
    Employee                                              8,493,028           --             --             --             --
    Allocation of employees' contributions                     --        2,453,301      1,484,284      2,945,924        648,296
    Allocation of employer's contributions                     --          498,642        270,347        557,913        113,209
                                                    --------------------------------------------------------------------------------
Total contributions                                      14,284,792      4,465,485      2,594,668      5,205,222      1,117,150

Investment income:
    Dividends on CoreStates Financial Corp
        common stock                                      3,500,920           --             --        3,500,920           --
    Interest                                              3,110,924         11,461      1,471,096         19,447        534.942
    Dividend income                                       3,930,463      3,930,463           --             --             --
                                                    --------------------------------------------------------------------------------
Total investment income                                  10,541,633      3,941,924      1,471,096      3,520,367        534,942

Net realized and unrealized appreciation
    (depreciation) in the fair value of investments      33,195,354      7,252,214          8,706     26,230,248       (295,814)
Other income/reimbursement of trustee fees                  292,163        118,410        142,339         30,058          1,356
Participants' withdrawals                               (54,703,258)   (13,046,547)    (9,878,812)   (24,853,802)    (2,138,309)
Administrative fees and expenses                           (211,474)       (17,134)       (30,088)       (79,656)       (22,196)
                                                    --------------------------------------------------------------------------------
Increase (decrease) in net assets before transfers        3,399,210      2,714,352     (5,692,091)    10,052,437       (802,871)

Net participants' interfund transfers                          --        1,739,565      4,489,922     (5,913,072)       (94,025)
                                                    --------------------------------------------------------------------------------
Net assets available for Plan benefits
    at beginning of year                                190,478,545     44,772,158     29,069,039     92,148,529      9,104,157
                                                    --------------------------------------------------------------------------------
Net assets available for Plan benefits
    at end of year                                    $ 193,877,755  $  49,226,075  $  27,866,870  $  96,287,894  $   8,207,261
                                                    ================================================================================


                                                                                                      Segregated        Rollover
                                                                                   Contribution         Payment       Contribution
                                                                  Loan Fund            Fund              Fund            Fund
                                                               ---------------------------------------------------------------------
Contributions:
    Employer                                                     $       --        $  1,381,155      $       --        $       --
    Employee                                                             --           8,234,665              --             258,363
    Allocation of employees' contributions                               --          (7,531,805)             --                --
    Allocation of employer's contributions                               --          (1,440,111)             --                --
                                                               ---------------------------------------------------------------------
Total contributions                                                      --             643,904              --             258,363

Investment income:
    Dividends on CoreStates Financial Corp
        common stock                                                     --                --                --                --
    Interest                                                          946,714              --              51,018             1,661
    Dividend income                                                      --              73,911              --                --
                                                               ---------------------------------------------------------------------
Total investment income                                               946,714            73,911            51,018             1,661

Net realized and unrealized appreciation
    (depreciation) in the fair value of investments                      --                --                --                --
Other income/reimbursement of trustee fees                               --                --                --                --
Participants' withdrawals                                          (3,715,066)         (368,122)         (702,600)             --
Administrative fees and expenses                                      (62,400)             --                --                --
                                                               ---------------------------------------------------------------------
Increase (decrease) in net assets before transfers                 (2,830,752)          349,693          (651,582)          260,024

Net participants' interfund transfers                                (578,441)          (83,079)          616,075          (176,945)
                                                               ---------------------------------------------------------------------
Net assets available for Plan benefits
    at beginning of year                                           12,474,123         1,659,682         1,226,366            24,491
                                                               ---------------------------------------------------------------------
Net assets available for Plan benefits
    at end of year                                               $  9,064,930      $  1,926,296      $  1,190,859      $    107,570
                                                               =====================================================================

See accompanying notes

                            Meridian Bancorp, Inc.
                                 Savings Plan

         Statements of Changes in Net Assets Available for Benefits,
                             with Fund Information

                               December 31, 1995


                                                                    Total           Fund A              Fund B             Fund C
                                                             -----------------------------------------------------------------------
Contributions:
    Employer                                                    $   5,022,119     $   1,588,665     $   1,093,021     $   1,813,896
    Employee                                                        9,809,432              --                --                --
    Allocation of employees' contributions                               --           3,581,399         1,958,456         3,254,532
                                                             -----------------------------------------------------------------------
Total contributions                                                14,831,551         5,170,064         3,051,477         5,068,428

Investment income:
    Dividends on Meridian Bancorp, Inc.
        common stock                                                3,061,518              --                --           3,061,518
    Interest                                                        3,106,875            46,580         1,536,951            32,967
    Dividends                                                       3,799,195         3,799,195              --                --
                                                             -----------------------------------------------------------------------
Total investment income                                             9,967,588         3,845,775         1,536,951         3,094,485

Net realized and unrealized appreciation
    (depreciation) in the fair value of investments                48,570,745         8,179,204           302,520        39,303,171
Other income/reimbursement of trustee fees                            828,325           163,194           155,669           465,344
Participants' withdrawals                                         (28,190,397)       (5,947,668)       (5,680,461)      (10,067,163)
Loan principal repayments                                           3,614,563              --                --                --
Administrative fees and expenses                                     (209,260)          (37,703)          (27,780)          (64,467)
                                                             -----------------------------------------------------------------------
Increase (decrease) in net assets before transfers                 49,413,115        11,372,866          (661,624)       37,799,798

Net participants' interfund transfers                                    --            (372,979)         (437,682)        1,064,230
                                                             -----------------------------------------------------------------------
Net assets available for Plan benefits
    at beginning of year                                          141,065,430        33,772,271        30,168,345        53,284,501
                                                             -----------------------------------------------------------------------
Net assets available for Plan benefits
    at end of year                                              $ 190,478,545     $  44,772,158     $  29,069,039     $  92,148,529
                                                             =======================================================================

                                                                                                           Segregated     Rollover
                                                                                            Contribution    Payment     Contribution
                                                                Fund D       Loan Fund         Fund          Fund           Fund
                                                          --------------------------------------------------------------------------
Contributions:
    Employer                                                 $   439,644    $       --      $    86,893    $      --      $    --
    Employee                                                        --              --        9,365,258           --        444,174
    Allocation of employees' contributions                       832,818            --       (9,627,205)          --           --
                                                          --------------------------------------------------------------------------
Total contributions                                            1,272,462            --         (175,054)          --        444,174

Investment income:
    Dividends on Meridian Bancorp, Inc.
        common stock                                                --              --             --             --           --
    Interest                                                     544,734         842,288         67,520         31,299        4,536
    Dividends                                                       --              --             --             --           --
                                                          --------------------------------------------------------------------------
Total investment income                                          544,734         842,288         67,520         31,299        4,536

Net realized and unrealized appreciation
    (depreciation) in the fair value of investments              796,291         (10,441)          --             --           --
Other income/reimbursement of trustee fees                        43,439              85             54            540         --
Participants' withdrawals                                     (1,307,856)     (4,702,402)      (243,670)      (241,177)        --
Loan principal repayments                                           --         3,614,563           --             --           --
Administrative fees and expenses                                  (8,314)        (70,210)          --             (786)        --
                                                          --------------------------------------------------------------------------
Increase (decrease) in net assets before transfers             1,340,756        (326,117)      (351,150)      (210,124)     448,710

Net participants' interfund transfers                           (201,372)       (323,735)        (5,128)       910,235     (633,569)
                                                          --------------------------------------------------------------------------
Net assets available for Plan benefits
    at beginning of year                                       7,964,773      13,123,975      2,015,960        526,255      209,350
                                                          --------------------------------------------------------------------------
Net assets available for Plan benefits
    at end of year                                           $ 9,104,157    $ 12,474,123    $ 1,659,682    $ 1,226,366    $  24,491
                                                          ==========================================================================

See accompanying notes.

                             Meridian Bancorp, Inc.
                                  Savings Plan

                         Notes to Financial Statements

                     Years ended December 31, 1996 and 1995

1. Description of Plan

The following brief description of the Plan is provided for general information only. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a voluntary defined contribution plan which was established to encourage and assist eligible employees in adopting a regular savings program to help provide additional security for their retirement. The Plan meets the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and has received qualification as a tax-exempt organization (see note 5).

On April 9, 1996, the sponsor of the Plan, Meridian Bancorp, Inc., was acquired by CoreStates Financial Corp (the Company). The Plan remained in effect for the remainder of 1996. On January 1, 1997, the Plan was merged into the CoreStates Employee Stock Ownership and Savings Plan (see note 6).

Contributions

Employee Contributions

Under the terms of the Plan, as existing through December 31, 1996, a participant may direct the Company to make basic contributions to the participant's account of up to 10% of the participant's earnings on a before-tax basis, as authorized by a salary reduction agreement executed by the participant and adopted by the plan administrator. A participant may also elect to make supplemental contributions to his account of up to 10% of earnings on an after-tax basis. In addition, the Plan places a ceiling of 16% of eligible compensation on the combined before-tax and after-tax contributions of the participant.

Company Contributions

Company matching contributions are made to participant accounts for all eligible employees meeting service requirements. Eligible employees who have been employed for a minimum of two years are eligible to receive matching contributions. In 1995 and 1996, the Company contributed an amount which equaled 100% of a

                             Meridian Bancorp, Inc.
                                  Savings Plan

                   Notes to Financial Statements (continued)


1. Description of Plan (continued)

Contributions (continued)

Company Contributions (continued)

participant's basic contributions up to a maximum Company matching contribution of 4% of the employee's earnings. Beginning April 1, 1996, the funding policy was amended to allow the Company's contribution to range from 50% to 150% of a participant's basic contributions up to a maximum Company contribution of 4% of the employee's earnings. For employees whose earnings consist solely of commissions, there is no Company matching. Company contributions must be made only from its profits of the current year and/or accumulated retained earnings. The matching contribution will be allocated among the funds in the same proportion as the participant had elected for any basic contribution.

Investment Options

At the time an employee elects to become a participant, the participant elects to invest any contributions, in whole percentage increments or a flat dollar amount, to any or all of Funds A - D described below:

     Fund A - consists primarily of investments in mutual funds designed to invest primarily in common stocks.

     Fund B - consists primarily of a mutual fund that invests in short-term investments, foreign notes, certificates of deposit maturing within one year, Treasury bonds, Treasury notes, other short-term government obligations, commercial paper, repurchase agreements, asset-backed securities, and a money market account.

     Fund C - At December 31, 1995, Fund C consisted primarily of investments in Meridian Bancorp, Inc. common stock. On April 9, 1996, as a result of the Meridian Bancorp, Inc. merger with CoreStates Financial Corp, each Meridian Bancorp, Inc. common share was converted to 1.225 CoreStates Financial Corp common shares. Consequently, subsequent to April 9, 1996, Fund C consisted primarily of CoreStates Financial Corp common stock.

                             Meridian Bancorp, Inc.
                                  Savings Plan

                   Notes to Financial Statements (continued)


1. Description of Plan (continued)

Investment Options (continued)

     Fund D - consists of investments in mutual funds designed to invest in obligations of the U.S. Government and its agencies, and prime or first quality commercial paper, debt instruments of U.S. corporations, asset backed securities, CMOs, and money market accounts.

Other Plan Funds

     Loan fund - consists of loans granted to participants on available balances. The repayments of principal and interest on the loans may be invested in short-term investments. Participants have the option of borrowing a maximum of the lesser of $50,000 or 50% of their outstanding balance.

     Contribution fund - primarily represents contributions received and held in short-term investments until such contributions are allocated to other funds in accordance with the employees' election.

     Segregated payment fund - represents balances of participants who have terminated their plan participation and who will not receive their distribution at the time of termination. Such balances are retained until distribution is required and are invested in short-term instruments.

     Rollover contribution fund - represents employee contributions from qualified plans of certain merged companies and/or new employees. This fund invests in short-term investments until such funds are allocated to the other funds in accordance with the employees' rollover election.

In addition, the trustee may, at its discretion, invest a portion of any fund in cash and other forms of short-term securities.

Each participant may transfer all or a portion of his balance in any one or more funds to another fund or funds. Elections for this purpose must be made by the 15/th/ of the month prior to end of each quarter during the Plan year. The transfer will be made as of the first day of the quarter following such an election.

                             Meridian Bancorp, Inc.
                                  Savings Plan

                   Notes to Financial Statements (continued)



1. Description of Plan (continued)

Vesting

Employee contributions, rollovers, and qualified voluntary employee contribution accounts, as affected by investment results, are fully vested at all times.

Expenses

The expenses of the plan, including but not limited to legal and accounting fees, shall be paid by the Plan unless voluntarily paid by the Company.

Payment of Benefits

Upon termination of employment, a participant may receive vested benefits as a lump-sum payment or if the participant's vested accrued benefit exceeds $3,500, the participant may elect to receive equal annual installments over a period not exceeding ten years.

Loans

Active participants, terminated participants, and beneficiaries with accrued benefits under the Plan, may borrow funds from the Plan subject to requirements of the Plan. Loans advanced against employees' vested benefits in the Plan are deducted from the amount of any benefits which are payable to the participant upon termination.

Related Party Transactions

Prior to April 9, 1996, Meridian Asset Management, Inc. (a wholly-owned subsidiary of Meridian Bancorp, Inc.), through its subsidiaries, acted as trustee to the Plan. After the merger of Meridian Bancorp, Inc. and CoreStates Financial Corp, CoreStates Asset Management (a division of CoreStates Financial
Corp), assumed the duties of trustee for the Plan and provided for the management, investment, and reinvestment of the Plan's trust funds.

CoreStates Financial Corp provides investment advisory and custodial services for the CoreFund group of Funds.

2. Summary of Accounting Policies

Basis of Presentation

The accompanying financial statements of the Meridian Bancorp, Inc. Savings Plan (the Plan) have been prepared on the accrual basis and present the net assets available in the Plan and the changes in those net assets.

                             Meridian Bancorp, Inc.
                                  Savings Plan

                   Notes to Financial Statements (continued)



2. Summary of Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying schedules. Actual results could differ from those estimates.

Investments

Investments are carried at fair value. The value of common stock and debt securities is the last reported sales price on the last day of the year. Mutual funds are valued at net asset value at the close of business on the last business day of the Plan year. Employee loans are stated at their unpaid principal balance which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Reclassification

Certain prior year amounts were reclassified to conform to current year format.

3. Investments


     Investments at Fair Value as Determined
            by Quoted Market Price                        1996         1995
-----------------------------------------------------------------------------
Domestic common stock:
  Hercules Inc. Common                                 $ 173,216    $ 225,782
  Monsanto Co. Common                                     70,364       44,345
                                                       ----------------------
                                                         243,580      270,127
American depository receipts:
  British Pete PLC American Depository Share           $   5,231    $   3,779


                             Meridian Bancorp, Inc.
                                  Savings Plan

                   Notes to Financial Statements (continued)



3. Investments (continued)

     Investments at Fair Value as Determined
             by Quoted Market Price                      1996            1995
-------------------------------------------------------------------------------
Mutual funds:
  Conestoga Equity Fund (dividend reinvestment) *             -      44,082,891
  Conestoga Bond Fund (dividend reinvestment)                 -       8,956,796
  CoreFund Equity Fund Class Y *                     48,298,206               -
  CoreFund Bond Fund Class Y                          8,031,765               -
                                                   ----------------------------
                                                     56,329,971      53,039,687

CoreStates Financial Corp common stock
  (1,827,376 shares) *                               94,795,107               -

Meridian Bancorp, Inc. common stock
  (1,970,794 shares) *                                        -      91,641,939

Short-term investments:
  Meridian Market Rate for Employee Benefit
    Accounts (money market)                                   -       4,057,813
  Conestoga Cash Management Fund *                            -      22,609,812
  CoreFund Cash Reserve Class Y *                    30,883,628               -
  CoreStates TR Money Market Fund                       905,971               -
                                                   ----------------------------
                                                     31,789,599      26,667,625

U.S. Government securities:
  U.S. Treasury notes:
    4.00%, due 1/31/96                                        -       3,996,240
    4.25%, due 5/15/96                                        -         996,560
                                                   ----------------------------
                                                                      4,992,800

Employee loans                                        8,315,062      11,467,707
                                                   ----------------------------
Total investments                                  $191,478,550    $188,083,664
                                                   ============================

* Represents greater than 5% of net assets available for benefits.

                            Meridian Bancorp, Inc.
                                 Savings Plan

                   Notes to Financial Statements (continued)


3. Investments (continued)

The Plan's investments are held by a bank-administered trust fund. During 1996 and 1995, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                     Net
                                                Appreciation in
                                                  Fair Value
                                                    During
                                                 1996 and 1995
                                    ------------------------------------
Fair value as determined by quoted
  market prices:
    Common stock                       $26,230,248        $39,303,171
    Mutual funds                         6,965,106          9,267,574
                                    ------------------------------------
                                       $33,195,354        $48,570,745
                                    ====================================

4. Plan Termination

CoreStates has the authority to terminate the Plan at any time. If the Plan were to be terminated, each participant would remain fully entitled to the value of his or her account.

5. Income Tax Status

The Plan has received notification from the Internal Revenue Service that it qualifies as a tax-exempt organization under Sections 401(a), 401(k), and 501(a) of the Internal Revenue Code. As such, no provision for federal income taxes has been included in the financial statements.

Participants are not subject to federal income tax on employer contributions or the income allocated to their account until they receive a distribution of benefits or make a withdrawal.

                            Meridian Bancorp, Inc.
                                 Savings Plan

                   Notes to Financial Statements (continued)


6. Subsequent Events

Effective January 1, 1997, the Plan was merged into, and participants of the Plan became eligible to participate in, the CoreStates Employee Stock Ownership and Savings Plan, as a result of the April 9, 1996 acquisition by CoreStates Financial Corp of Meridian Bancorp, Inc. As a result, the net assets of the Plan were transferred into the CoreStates Employee Stock Ownership and Savings Plan as of January 1, 1997. The transfer of assets does not constitute a termination of the Plan.

                             Meridian Bancorp, Inc.
                                  Savings Plan

                 Line 27a--Assets Held for Investment Purposes

                               December 31, 1996

      Identity of Issue, Borrower,                          Current
        Lessor or Similar Party               Cost           Value
----------------------------------------------------------------------

Domestic common stock:
   Hercules Inc. Common                  $     71,059    $    173,216
   Monsanto Co. Common                         29,943          70,364
                                        ------------------------------
                                              101,002         243,580

American depository receipts:
   British Pete PLC American
    Depository share                            3,159           5,231

Mutual funds:
   CoreFund Equity Fund Class Y*           42,313,815      48,298,206
   CoreFund Bond Fund Class Y*              7,739,330       8,031,765
                                        ------------------------------
                                           50,053,145      56,329,971

CoreStates Financial Corp common stock*    31,816,494      94,795,107

Short-term investments:
   CoreFunds Cash Reserve Class Y*         30,883,628      30,883,628
   CoreStates TR Money Market Fund*           905,971         905,971
                                        ------------------------------
                                           31,789,599      31,789,599

Employee loans                              8,315,062       8,315,062
                                        ------------------------------
Total investments                        $122,078,461    $191,478,550
                                        ==============================

* Indicates party-in-interest to the Plan.

                             Meridian Bancorp, Inc.
                                  Savings Plan

                       Line 27d--Reportable Transactions

                          Year ended December 31, 1996

                                                                          (A)          (A)
        Identity of                                                     Purchase     Selling        Gain
     Parties Involved                  Description of Assets             Price        Price        (Loss)
----------------------------------------------------------------------------------------------------------
Category III--A series of transactions in a security issue aggregating in excess of 5% of plan assets
-----------------------------------------------------------------------------------------------------

CoreFund Cash Reserve Class Y*       Purchased 18,457,226 units;
                                     sold 10,932,289 units            $18,457,226  $10,932,289   $      --

CoreStates TR Money Market Fund*     Purchased 7,361,136 units;
                                     sold 6,793,427 units               7,361,136    6,793,427          --

CoreStates Financial Corp*           Purchased 40,984 units;
                                     sold 334,006 units                 1,676,836   13,607,237    7,928,428

Meridian Money Market*               Purchased 33,104,616 units;
                                     sold 28,070,836 units             33,104,616   35,123,702          --

CoreFund Equity Fund Class Y*        Purchased 298,803 units;
                                     sold 404,460 units                 5,317,032    7,126,602      779,743

* Indicates party-in-interest to the Plan.

There were no Category I, II, or IV transactions during the year ended December 31, 1996.

(A) Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified.

There were no reportable transactions during the one-day period ended January 1, 1997.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto authorized.



                                       MERIDIAN TRUST COMPANY, as Trustee
                                       for MERIDIAN BANCORP, INC. SAVINGS
                                       PLAN



Date: June 27, 1997                      By:/s/ Vikram H. Dewan
                                            ------------------------------
                                            Vikram H. Dewan,
                                            Executive Vice President

                          CoreStates Financial Corp

                                 EXHIBIT INDEX

                                                                  Sequentially
Exhibit No.    Description                                          Numbered

23(a)          Consent of Independent Auditors                          18

23(b)          Consent of Certified Public Accountants                  19